                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended December 31, 1995

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ________to__________

                        Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         M-I DRILLING FLUIDS COMPANY
                       PROFIT SHARING AND SAVINGS PLAN
                               P.O. BOX 42842
                           HOUSTON, TX  77242-2842

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Smith International, Inc.
                             16740 Hardy Street
                           Houston, Texas   77032

The following financial statements and exhibits are filed as a part of this annual report:



                                                            Sequentially
                                                              Numbered
                                                                Page
                                                            ------------

(a)  Index to Financial Statements and Supplementary
     Information

            Report of Independent Public Accountants ..........  4

            Statements of Net Assets Available for Plan
            Benefits, with Fund information at December
            31, 1995 and 1994 .................................  5

            Statements of Changes in Net Assets Available
            for Plan Benefits, with Fund information for
            the year ended December 31, 1995 ..................  7

            Notes to financial statements .....................  8

            Supplementary Information:

            Schedule 1 - Assets held for Investment Purposes ..  13
            Schedule 2 - Reportable Transactions ..............  14

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 26, 1996
                             M-I DRILLING FLUIDS COMPANY
                             PROFIT SHARING AND SAVINGS PLAN

                             By:  M-I Drilling Fluids, L.L.C.


                             By:  /s/ Geri D. Wilde
                                ---------------------
                                   Geri D. Wilde,
                                   Assistant Treasurer

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
M-I Drilling Fluids Company
Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of M-I Drilling Fluids Company Profit Sharing and Savings Plan (the
Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1995 and 1994, and the changes in its net assets available for Plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and schedule of reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ ARTHUR ANDERSEN


Houston, Texas
June 14, 1996

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995


                                                                                        Participant-Directed
                                                               -------------------------------------------------------------------
                                                                               Smith                                      Long-
                                                                            International,                                Term
                                                                 Stable         Inc.,                                  Corporate
                                                                 Income        Stock        Wellington      Windsor       Bond
                                                                  Fund          Fund           Fund          Fund         Fund
                                                               -----------  ------------   -----------    ----------   -----------
ASSETS:
 Investments-
  Registered investment companies                              $        -     $     -      $ 24,969,190  $ 6,258,281  $ 1,050,045
  Investment contracts-
 Providential Life Insurance Company
  Guaranteed Investment Contract                                  5,199,547         -               -            -             -
 Vanguard Investment Contract Trust                               5,737,824         -               -            -             -
  Fidelity Institutional Cash Portfolio Money Market Fund #57           -           -               -            -             -
  Smith International, Inc., common stock                               -       618,556             -            -             -
  Loans to participants                                                 -           -               -            -             -
                                                               ------------   ---------    ------------  -----------  ------------
                      Total investments                          10,937,371     618,556      24,969,190    6,258,281     1,050,045
 Receivables-
  Participant contributions                                          50,995       1,523          39,040       27,910         4,430
  Company contributions                                               4,022         949          73,730        4,475           446
  Loan repayments                                                    15,963         483          12,056        9,263         1,365
  Investment income                                                  67,051         -               -           -              -
                                                               ------------   ---------    ------------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $ 11,075,402   $ 621,511    $ 25,094,016  $ 6,299,929   $ 1,056,286
                                                               ============   =========    ============  ===========   ===========

                                                                                    Participant-Directed
                                                               -----------------------------------------------------------------
                                                                              Index
                                                                  Money        500                   International
                                                                 Market      Portfolio   PRIMECAP       Growth           Loan
                                                                  Fund         Fund        Fund          Fund            Fund
                                                               -----------  ----------  -----------  -------------    -----------
ASSETS:
 Investments-
  Registered investment companies                              $ 1,420,678  $ 622,891   $ 3,059,411     $ 554,106    $         -
  Investment contracts-
 Providential Life Insurance Company
  Guaranteed Investment Contract                                         -          -             -             -              -
 Vanguard Investment Contract Trust                                      -          -             -             -              -
  Fidelity Institutional Cash Portfolio Money Market Fund #57            -          -             -             -              -
  Smith International, Inc., common stock                                -          -             -             -              -
  Loans to participants                                                  -          -             -             -      3,037,481
                                                               -----------  ---------   -----------     ---------    -----------
                      Total investments                          1,420,678    622,891     3,059,411       554,106      3,037,481
 Receivables-
  Participant contributions                                          5,825      3,038        10,145         2,239              -
  Company contributions                                                380      1,751         4,574         1,296              -
  Loan repayments                                                    1,761        605         2,646           352              -
  Investment income                                                      -          -             -             -              -
                                                               -----------  ---------   -----------     ---------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $ 1,428,644  $ 628,285   $ 3,076,776     $ 557,993    $ 3,037,481
                                                               ===========  =========   ===========     =========    ===========
                                                                 Company-
                                                                 Directed
                                                                   Fund        Total
                                                                 ---------   -----------
ASSETS:
 Investments-
  Registered investment companies                               $      -     $ 37,934,602
  Investment contracts-
 Providential Life Insurance Company
  Guaranteed Investment Contract                                       -        5,199,547
 Vanguard Investment Contract Trust                                    -        5,737,824
  Fidelity Institutional Cash Portfolio Money Market Fund #57     76,081           76,081
  Smith International, Inc., common stock                              -          618,556
  Loans to participants                                                -        3,037,481
                                                                --------     ------------
                      Total investments                           76,081     $ 52,604,091
 Receivables-
  Participant contributions                                            -          145,145
  Company contributions                                                -           91,623
  Loan repayments                                                      -           44,494
  Investment income                                                    -           67,051
                                                                --------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                          $ 76,081     $ 52,952,404
                                                                ========     ============


         The accompanying notes are an integral part of this statement.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1994


                                                                                         Participant-Directed
                                                                     ---------------------------------------------------------------
                                                                                    Smith                                  Long-
                                                                                International,                             Term
                                                                      Stable        Inc.,                               Corporate
                                                                      Income        Stock      Wellington    Windsor       Bond
                                                                       Fund         Fund          Fund         Fund        Fund
                                                                     ---------  ------------  -----------   ---------   -----------
ASSETS:
 Investments -
  Registered investment companies                                    $    577,703  $       -  $ 18,842,869  $ 4,274,097   $ 786,780
  Investment contracts-
  Providential Life Insurance Company
    Guaranteed Investment Contract                                      4,797,495          -             -            -
  Vanguard Investment Contract Trust                                    3,775,943          -             -            -           -
  Diversified Investors Guaranteed Investment Contract                    882,690          -             -            -           -
  Fidelity Institutional Cash Portfolio Money Market Fund #59                   -          -             -            -           -
  Smith International, Inc., common stock                                       -    667,083             -            -           -
  Loans to participants                                                         -          -             -            -           -
                                                                     ------------  ---------  ------------  -----------   ---------
      Total investments                                                10,033,831    667,083    18,842,869    4,274,097     786,780
 Receivables-
  Participant contributions                                                59,248        425        29,172       30,297       5,244
  Company contributions                                                     1,688        395        77,628        2,120         217
  Loan repayments                                                          15,181         85         9,307        7,460       1,817
                                                                     ------------  ---------  ------------  -----------   ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $ 10,109,948  $ 667,988  $ 18,958,976  $ 4,313,974   $ 794,058
                                                                     ============  =========  ============  ===========   =========
                                                                                         Participant-Directed
                                                                     ----------------------------------------------------------
                                                                                 Index
                                                                      Money       500                International
                                                                     Market    Portfolio  PRIMECAP      Growth          Loan
                                                                      Fund        Fund      Fund         Fund           Fund
                                                                     ------    ---------  --------    ------------  ------------
ASSETS:
 Investments -
  Registered investment companies                                    $ 980,890  $ 70,865  $ 419,651   $ 306,299     $         -
  Investment contracts-
  Providential Life Insurance Company
   Guaranteed Investment Contract                                            -         -          -           -               -
  Vanguard Investment Contract Trust                                         -         -          -           -               -
  Diversified Investors Guaranteed Investment Contract                       -         -          -           -               -
  Fidelity Institutional Cash Portfolio Money Market Fund #59                -         -          -           -               -
  Smith International, Inc., common stock                                    -         -          -           -               -
  Loans to participants                                                      -         -          -           -       2,219,404
                                                                     ---------  --------  ---------   ---------     -----------
      Total investments                                                980,890    70,865    419,651     306,299       2,219,404
 Receivables-
  Participant contributions                                              6,652       550      1,273       1,182               -
  Company contributions                                                    177       219      1,021         688               -
  Loan repayments                                                        2,004       219        310         331               -
                                                                     ---------  --------  ---------   ---------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $ 989,723  $ 71,853  $ 422,255   $ 308,500     $ 2,219,404
                                                                     =========  ========  =========   =========     ===========


                                                                      Company-
                                                                      Directed
                                                                        Fund         Total
                                                                      --------    -----------
ASSETS:
 Investments -
  Registered investment companies                                    $       -     $ 26,259,154
  Investment contracts-
  Providential Life Insurance Company
   Guaranteed Investment Contract                                            -        4,797,495
  Vanguard Investment Contract Trust                                         -        3,775,943
  Diversified Investors Guaranteed Investment Contract                       -          882,690
  Fidelity Institutional Cash Portfolio Money Market Fund #59          100,115          100,115
  Smith International, Inc., common stock                                    -          667,083
  Loans to participants                                                      -        2,219,404
                                                                     ---------     ------------
      Total investments                                                100,115       38,701,884
 Receivables-
  Participant contributions                                                  -          134,043
  Company contributions                                                      -           84,153
  Loan repayments                                                            -           36,714
                                                                     ---------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $ 100,115     $ 38,956,794
                                                                     =========     ============

         The accompanying notes are an integral part of this statement.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                 INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                    Participant-Directed
                                         --------------------------------------------------------------------------------
                                                          Smith                                    Long-
                                                      International,                               Term
                                           Stable         Inc.,                                  Corporate       Money
                                           Income         Stock      Wellington      Windsor       Bond         Market
                                            Fund          Fund          Fund          Fund         Fund          Fund
                                         ------------   ---------   ------------   -----------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                    $ 10,109,948   $ 667,988   $ 18,958,976   $ 4,313,974  $   794,058   $   989,723
PLAN ADDITIONS:
 Investment income-
  Interest                                    779,877           -              -             -       64,789        62,603
  Dividends                                         -           -      1,222,755       701,606            -             -
 Realized gain on sale of investments               -     436,724        449,494       178,523       25,854             -
 Unrealized appreciation of investments             -     212,558      4,392,343       436,344      123,768             -
                                         ------------   ---------   ------------   -----------  -----------   -----------
                                              779,877     649,282      6,064,592     1,316,473      214,411        62,603
                                         ------------   ---------   ------------   -----------  -----------   -----------
 Contributions-
  Company                                      97,129      30,117      1,861,722        92,101        9,940         6,767
  Participants                              1,433,354      44,803      1,098,641       756,649      130,227       157,098
                                         ------------   ---------   ------------   -----------  -----------   -----------
                                            1,530,483      74,920      2,960,363       848,750      140,167       163,865
                                         ------------   ---------   ------------   -----------  -----------   -----------
            Total additions                 2,310,360     724,202      9,024,955     2,165,223      354,578       226,468
                                         ------------   ---------   ------------   -----------  -----------   -----------
PLAN DEDUCTIONS:
 Benefits paid to participants                612,160       3,255        980,766       195,782       30,883        61,931
 Administrative expenses                            -           -              -             -            -             -
INTERFUND TRANSFERS, net                     (732,746)   (767,424)    (1,909,149)       16,514      (61,467)      274,384
                                         ------------   ---------   ------------   -----------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                    $ 11,075,402   $ 621,511   $ 25,094,016   $ 6,299,929  $ 1,056,286   $ 1,428,644
                                         ============   =========   ============   ===========  ===========   ===========

                                                    Participant-Directed
                                         -----------------------------------------------
                                             Index
                                              500                 International             Company-
                                           Portfolio    PRIMECAP      Growth      Loan      Directed
                                             Fund        Fund          Fund       Fund        Fund       Total
                                           ---------  -----------   ---------  -----------  --------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1994                      $  71,853  $   422,255   $ 308,500  $ 2,219,404  $100,115   $38,956,794
PLAN ADDITIONS:
 Investment income-
  Interest                                         -            -           -      187,590     3,147     1,098,006
  Dividends                                   11,791       80,974      15,676            -         -     2,032,802
 Realized gain on sale of investments         15,494       52,812       6,188            -         -     1,165,089
 Unrealized appreciation of investments       74,535      288,657      39,790            -         -     5,567,995
                                           ---------  -----------   ---------  -----------  --------  ------------
                                             101,820      422,443      61,654      187,590     3,147     9,863,892
                                           ---------  -----------   ---------  -----------  --------  ------------
 Contributions-
  Company                                     25,322       80,864      25,462            -         -     2,229,424
  Participants                                60,794      220,653      54,383            -         -     3,956,602
                                           ---------  -----------   ---------  -----------  --------  ------------
                                              86,116      301,517      79,845            -         -     6,186,026
                                           ---------  -----------   ---------  -----------  --------  ------------
            Total additions                  187,936      723,960     141,499      187,590     3,147    16,049,918
                                           ---------  -----------   ---------  -----------  --------  ------------
PLAN DEDUCTIONS:
 Benefits paid to participants                17,144       22,185         673      102,348         -     2,027,127
 Administrative expenses                           -            -           -            -    27,181        27,181
INTERFUND TRANSFERS, net                     385,640    1,952,746     108,667      732,835         -             -
                                           ---------  -----------   ---------  -----------  --------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                      $ 628,285  $ 3,076,776   $ 557,993  $ 3,037,481  $ 76,081  $ 52,952,404
                                           =========  ===========   =========  ===========  ========  ============

         The accompanying notes are an integral part of this statement.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT
   PLAN PROVISIONS:

The following description of the M-I Drilling Fluids Company Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I Drilling Fluids L.L.C. (the Company). Smith International, Inc., has a 64 percent majority ownership and Halliburton Company has a 36 percent minority ownership in the Company. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective on March 1, 1987, and is available to all employees who meet certain eligibility requirements.

Administration

The fiduciary responsibilities of the Plan are performed by the M-I Drilling Fluids Company Employee Benefits Committee (the Committee). In 1993, Texas Commerce Bank, N.A. (the Former Trustee), was appointed as the trustee of the Plan. On July 27, 1994, Vanguard Fiduciary Trust Company (the Trustee) was appointed Trustee of the Plan effective October 1, 1994. The responsibilities of the Trustee are to invest Plan assets in accordance with guidelines set forth by the Committee and to make disbursements from Plan assets as directed by the Committee. Expenses incident to the administration of the Plan and trust may be paid by the Company or by the Plan.

Eligibility

An employee may participate in the Plan on the first day of the first month following the date on which the employee has attained one year of active service (as defined by the Plan) with the Company. Effective January 1, 1996, an employee may participate in the Plan on the first day of the first month following the date of hire.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is currently includible in the employee's gross income under the Internal Revenue Code (the Code), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company. The maximum amount of compensation considered by the Plan during 1995, as limited by the Code, was $150,000.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $54,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $9,240 during 1995 under Section 402(g) of the Code.

At the discretion of the Employee Benefits Committee (the Committee), the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the Basic Contribution). The Company may also provide additional contributions of 1.5 percent of that participant's compensation during the Plan year (the Matching Contribution). Basic and Matching Contributions were provided to each participant for the years ended December 31, 1995 and 1994, respectively.

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions in such amounts, if any, as determined by the Committee and approved and ratified by the Company's board of directors. For the years ended December 31, 1995 and 1994, the Company did not approve or provide a profit-sharing contribution to the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and the net earnings thereon. Participants vest annually in the Company's contributions in 20 percent increments commencing with the third year of membership service, as defined in the Plan. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65. Effective January 1, 1996, participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service.

Investment Options

At December 31, 1995 and 1994, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company. Plan investments included in the statements of net assets available for plan benefits, with fund information, are stated at their fair value as of the statement date.

Participants have the option of investing their contributions and the Company's matching contributions in any of the following Vanguard Funds and/or the common stock of Smith International, Inc. (the majority owner of the Company):

Stable Income Fund--Investments are made in money deposit contracts with various insurance companies and shares of the Vanguard Investment Contract Trust. These investments provide guaranteed rates of return and are recorded at contract value. See Note 4 for further information regarding valuation of these investments.

Smith International, Inc., Stock Fund--Investments are in the common stock of Smith International, Inc., purchased on the open market.

Vanguard Wellington Fund--Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

Vanguard Windsor Fund--Investments are made in a portfolio of common stocks with the objective of long-term growth of capital and income and a secondary objective of providing current income.

Vanguard Long-Term Corporate Bond Fund--Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

Vanguard Money Market Fund--Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and short-term corporate obligations with the objective of preservation of capital and liquidity.

Vanguard Index 500 Portfolio Fund--Investments are made in a portfolio of publicly traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

Vanguard PRIMECAP Fund--Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

Vanguard International Growth Fund--Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

Company-Directed Fund--These investments represent amounts held by the former trustee at year-end awaiting the payment of the Plan's administrative expense on transfer to participant's accounts.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Effective October 1, 1994, the Plan began to offer the above investment options to the participants, and a transfer from the former investments to the above investment options was implemented by the Plan.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Committee. Such distributions are limited to the vested amount then credited to such participant's account.

Plan assets allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan amounted to $28,083 and $50,000 at December 31, 1995 and 1994, respectively.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason by resolution of the Committee. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

Loans

Participants who have participated in the Plan for a minimum of one year may borrow from their accounts no more than once annually, subject to terms specified by the Committee. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed. Any nonvested employer contributions shall be forfeited on the date the participant incurs a period of five consecutive one-year periods of severance. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is reemployed by the Company within the above five-year period.
Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for Plan benefits as of December 31, 1995 and 1994, includes forfeited amounts of $146,731 and $100,115, respectively. Forfeitures of $27,181 and $15,502 were used to pay certain administrative expenses in 1995 and 1994, respectively. There were no forfeitures used to reduce employer contributions in 1995 or 1994.

2. SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the trustee.

Investment Valuation

The Plan's investments are held by the trustee. The trustee has provided certified statements which are the basis for recording the transactions of the Plan. Plan investments are stated at fair value, as determined by the trustee primarily by reference to published market data, except for the Provident Life Insurance Company investment contract and the Vanguard Investment Contract Trust which are stated at contract value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4. NEW ACCOUNTING PRONOUNCEMENT:

Effective January 1, 1995, the Plan adopted Statement of Position 94-4 (SOP 94-4) "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." The adoption of SOP 94-4 has no financial statement impact. Under SOP 94-4, fully benefit-responsive investment contracts are valued at contract value which represents the principal balance of the contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company.

Under the terms of the Plan's investment contract with Provident Life Insurance Company (the Provident Contract), the credited interest rate is determined based upon the insurance company's applicable rate schedule. The average yield of the Provident Contract was 9.19 percent for the years ended December 31, 1995 and 1994. The stated interest rate of the Provident Contract was 9.19 percent for each of the years ended December 31, 1995 and 1994. The fair value of the investments held under the Provident Contract as of December 31, 1995, was $5,199,547, which approximates contract value.

The Plan is also invested in the Vanguard Investment Contract Trust (the Trust) which provides for the collective investment of the assets of tax-exempt pension and profit-sharing plan trusts primarily in a pool of investment contracts issued by insurance companies and banks. The average aggregate yield of the Trust's investments for the year ended December 31, 1995, was 6.25 percent. The fair value of the investments in the Trust as of December 31, 1995, was $5,737,824, which approximates contract value.

5. RECONCILIATION TO FORM 5500:

Benefits payable to participants are included in net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1995, the benefits payable to participants totaled $28,083.
The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 1995:


Net assets available for Plan benefits per the financial statements  $52,952,404
 Less- Current amounts payable to participants at end of year             28,083
                                                                     -----------
Net assets available for Plan benefits per the Form 5500             $52,924,321
                                                                     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:


Benefits paid to participants per the financial statements            $2,027,127
 Add- Current amounts payable to participants at end of year              28,083
                                                                      ----------
Benefits paid to participants per the Form 5500                       $2,055,210
                                                                      ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995, but not yet paid as of that date. The prior-year Form 5500 did not reflect any distribution payable to withdrawing participants.

SCHEDULE I


                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995




          Identity of Issue                                Description of Investment                           Cost         Value
- ---------------------------------------  -----------------------------------------------------------------  -----------  -----------
Vanguard Group of Investment Companies*  Vanguard Wellington Fund                                           $20,957,064  $24,969,190
Vanguard Group of Investment Companies*  Vanguard Windsor Fund                                                6,156,646    6,258,281
Vanguard Group of Investment Companies*  Vanguard Long-Term Corporate Bond Fund                                 927,742    1,050,045
Vanguard Group of Investment Companies*  Money Market Fund                                                    1,420,678    1,420,678
Vanguard Group of Investment Companies*  Vanguard Index 500 Portfolio Fund                                      548,575      622,891
Vanguard Group of Investment Companies*  Vanguard PRIMECAP Fund                                               2,774,982    3,059,411
Vanguard Group of Investment Companies*  Vanguard International Growth Fund                                     517,023      554,106
Provident National Assurance Company     Guaranteed Investment Contract, maturing December 31, 1995, 9.19%    5,199,547    5,199,547
Vanguard Fiduciary Trust Company*        Vanguard Investment Contract Trust                                   5,737,824    5,737,824
Fidelity Investments                     Institutional Cash Portfolio Money Market Fund #57                      76,081       76,081
Smith International, Inc.*               Common stock                                                           409,060      618,556
M-I Drilling Fluids Company Profit       Loans receivables from participants (highest and lowest interest
  Sharing and Savings Plan*                rates are 5.0% and 10.5%)                                          3,037,481    3,037,481
                                                                                                            -----------  -----------
                                                                                                            $47,762,703  $52,604,091
                                                                                                            ===========  ===========

*Identified party in interest.


          The foregoing notes are an integral part of this schedule.

                          M-I DRILLING FLUIDS COMPANY

                        PROFIT SHARING AND SAVINGS PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                                                                                              Current Value
                                                                                                               of Asset on
                                                                             Purchase    Selling     Cost of   Transaction
      Identity of Party Involved              Description of Asset            Price       Price       Asset       Date      Net Gain
- --------------------------------------  ---------------------------------   ----------  ---------  ----------  ----------   --------
Vanguard Group of Investment Companies  Vanguard Wellington Fund            $5,997,893  $       -  $5,997,893  $5,997,893   $      -
                                                                                     -  4,713,409   4,263,915   4,713,409    449,494
Vanguard Group of Investment Companies  Vanguard Windsor Fund                3,036,200          -   3,036,200   3,036,200          -
                                                                                     -  1,666,882   1,488,359   1,666,882    178,523
Vanguard Group of Investment Companies  Money Market Fund                    1,419,609          -   1,419,609   1,419,609          -
                                                                                     -    979,822     979,822     979,822          -
Vanguard Group of Investment Companies  Vanguard PRIMECAP Fund               2,873,722          -   2,873,722   2,873,722          -
                                                                                     -    575,431     522,619     575,431     52,812
Vanguard Fiduciary Trust Company        Vanguard Investment Contract Trust   4,609,313          -   4,609,313   4,609,313          -
                                                                                     -  3,705,772   3,705,772   3,705,772          -
Smith International, Inc.               Common stock                         2,019,331          -   2,019,331   2,019,331          -
                                                                                     -  2,717,140   2,280,416   2,717,140    436,724

           The foregoing notes are an integral part of this schedule.